UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            Eagle Food Centers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   269514-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Robert Wittes, Warshaw, Burstein, Cohen, Schlesinger & Kuh
            555 Fifth Avenue, New York, New York 10017 (212) 984-7824
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  May 29, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP No.    269514-10-5                                  Page 2 of 8 Pages
----------------------------                        ----------------------------

---------- ---------------------------------------------------------------------
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           The Jerome Levy Foundation

---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                 (b) [X]

---------- ---------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------
  4        SOURCE OF FUNDS
           00

---------- ---------------------------------------------------------------------
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d)                                          [ ]

---------- ---------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

----------    ---------------- -------------------------------------------------
  NUMBER OF          7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  632,136 (see Item 5)
   OWNED BY   ---------------- -------------------------------------------------
     EACH            8         SHARED VOTING POWER
  REPORTING
    PERSON                     0
     WITH     ---------------- -------------------------------------------------
                     9         SOLE DISPOSITIVE POWER

                               632,136 (see Item 5)
              ---------------- -------------------------------------------------
                    10         SHARED DISPOSITIVE POWER

                               632,136 (see Item 5)

---------- ---------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           632,136  (see Item 5)
---------- ---------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [ ]

---------- ---------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.8%  ( see Item 5)

---------- ---------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON


           00
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         --------------------

         This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Eagle Food Centers, Inc., a Delaware corporation (the "Company").

         The address of the principal executive office of the Company is Route 67 & Knoxville Road, Milan, IL 61264.


Item 2.  Identity and Background.
         ------------------------

         The person filing this Statement on Schedule 13D is The Jerome Levy Foundation, a trust organized under the laws of the State of New York (the "Foundation"). The Foundation's offices are located at c/o Warshaw, Burstein, Cohen, Schlesinger & Kuh, 555 Fifth Avenue, New York, NY 10017. The Foundation is a charitable private foundation qualified under section 501(c)(3) of the Internal Revenue Code. The trustees (the "Trustees") of the Foundation are S. Jay Levy, Leon Levy and Shelby White. S. Jay Levy ia the Chairman of the Jerome Levy Economics Institute. Shelby White is a freelance writer. Leon Levy is the general partner of a private investment firm. The business address of S. Jay Levy is 1176 Hardscrabble Road, Chappaqua, New York 10514. The business address of Leon Levy is 31 West 52nd Street, New York, NY 10019. The business address of Shelby White is One Sutton Place South, Apt 3A, New York, New York 10022. Each of the Trustees is a U.S. citizen. During the last five years, neither the Foundation nor any Trustee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The 632,136 shares of Common Stock beneficially owned by the Foundation were acquired as a gift.


Item 4.  Purpose of Transaction.
         -----------------------

         The Foundation considers its interest in the Common Stock to be an investment. The Foundation may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions, or otherwise. The Foundation may also dispose of any or all of the shares of Common Stock beneficially owned by it in the open market, in privately negotiated transactions, or otherwise. Although the foregoing represents the range of activities presently contemplated by the Foundation with respect to the Company, it should be noted that the possible activities of the Foundation are subject to change at any time.

         Except as set forth in this Item 4, neither the Foundation nor, to the best knowledge of the Foundation, any Trustee, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) The Foundation owns 632,136 shares of Common Stock, representing approximately 5.8% of the outstanding shares of Common Stock. (A total of 10,883,881 shares of Common Stock were outstanding at April 4, 1997, as reported by the Company in its Annual Report on 10-K for the year ended February 1, 1997.) To the best of the Foundation's knowledge, none of the Trustees beneficially owns any Common Stock.

         (b) The Foundation has the sole power to vote and dispose of the shares of the Common Stock beneficially owned by it, and does not share with others the power to vote or to direct the vote of any of the shares of Common Stock beneficially owned by it. The Foundation shares with a third party the power to dispose of the shares of Common Stock beneficially owned by it, as provided in
               Item 6 below.

         (c) The Foundation acquired the shares of Common Stock beneficially owned by it from Leon Levy, a Trustee of the Foundation, as a charitable gift in a private transaction effected on May 29, 1997. Except as provided in the foregoing sentence, neither the Foundation nor, to the best of the Foundation's knowledge, any Trustee, has effected any transactions in the Common Stock during the 60 days preceding the date of this Statement on Schedule 13D.

         (d)   Not applicable.

         (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

         Pursuant to an agreement dated May 29, 1997 (the "Transfer Agreement"), the Foundation has agreed not to sell or otherwise dispose of the shares of Common Stock beneficially owned by it (i) except with the prior written consent of Odyssey, (ii) on a pro rata "come along" basis in connection with any sale or other disposition by Odyssey, or (iii) in an amount not to exceed in any week 20% of the weekly trading volume of the Common Stock. A copy of the Transfer

Agreement is attached hereto as Exhibit A. Odyssey is the beneficial owner of 5,754,835 shares of Common Stock (including the shares of Common Stock beneficially owned by the Foundation), and has previously filed a Statement on
Schedule 13G with respect to its beneficial ownership of the Common Stock. Except as provided in this Item 6, neither the Foundation nor, to the best of the Foundation's knowledge, any Trustee, has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.


Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         A. Transfer Agreement

                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: June 20, 1997

                                       THE JEROME LEVY FOUNDATION

                                       By: /s/ Leon Levy
                                           --------------------------
                                           Leon Levy
                                           Trustee

                                  EXHIBIT INDEX


Exhibit                            Description
-------                            -----------


  A. Agreement, dated May 30, 1997, between The Jerome Levy Foundation and Odyssey Partners, L.P.